NXT ENERGY SOLUTIONS INC As at and for the three month period ended March 31, 2010

NXT ENERGY SOLUTIONS INC Consolidated Balance Sheets (Unaudited) (Expressed in Canadian dollars except share data)

	March 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents [note 8]	$ 3,777,704	$ 4,174,145
Accounts receivable	107,432	1,142,380
Work-in-progress	250,869	-
Prepaid expenses and other	74,466	53,288
	4,210,471	5,369,813

Oil and natural gas properties	5,000	5,000
Other property and equipment	627,572	630,827
	$ 4,843,043	$ 6,005,640

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$ 371,425	$ 413,997
Other accrued liabilities [note 3]	318,173	295,739
Unearned revenue	91,025	-
Current portion of capital lease obligation	10,684	10,684
Current portion of asset retirement obligation [note 4]	19,357	19,357
	810,664	739,777
Long term liabilities:
Capital lease obligation	14,732	16,834
Asset retirement obligation [note 4]	32,695	31,897
Derivative liability [note 5]	118,791	183,815
	976,882	972,323

Future operations [note 1]
Commitments and contingencies [note 8]

Shareholders' equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 30,751,796 shares as of March 31, 2010 (2009 - 30,676,796) [note 6]	51,969,274	51,934,360
Contributed capital	4,060,355	3,939,953
Deficit	(56,363,403)	(55,040,931)
Accumulated other comprehensive income	710,935	710,935
	3,866,161	5,033,317
	$ 4,843,043	$ 6,005,640

Signed "George Liszicasz"	Signed "Brian Kohlhammer"
Director	Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Loss and Comprehensive Loss (Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended March 31,
	2010	2009
Revenue
Oil and natural gas revenue	$ 1,395	$ 228

Expense
Survey cost	118,056	12,831
Oil and natural gas operating expenses	-	1,395
Administrative	1,148,084	1,021,882
Amortization and depreciation	44,291	39,823
	1,310,431	1,075,931
	(1,309,036)	(1,075,703)

Other expense (income)
Interest income	(947)	(44,319)
Loss on foreign exchange	12,312	12,382
Loss (gain) on sale of property	1,074	(1,016)
Abandonment of oil and natural gas properties [note 4]	997	4,331
	13,436	(28,622)
Net loss and comprehensive loss	$ (1,322,472)	$ (1,047,081)

Net loss per share unit [note 6]
Basic and diluted	$ (0.04)	$ (0.03)

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Cash Flow (Unaudited) (Expressed in Canadian dollars)

	For the three months ended March 31,
	2010	2009
Operating activities
Net loss	$ (1,322,472)	$ (1,047,081)

Amortization and depreciation	44,291	39,823
Abandonment of oil and natural gas properties	997	4,331
Stock-based compensation expense	69,356	225,374
Changes in non-cash working capital
Accounts receivable	1,034,948	(12,897)
Work-in-progress	(250,869)	-
Prepaid expenses and other	(21,178)	(80,436)
Unearned revenue	91,025	-
Trade payables	(42,572)	(15,719)
Other accrued liabilities	22,434	7,265
Asset retirement obligations paid	(199)	(3,606)
Net cash used by operating activities	(374,239)	(882,946)

Financing activities
Repayment of capital lease	(2,102)	(1,932)
Issue of common shares, net of issuance costs	20,936	-
Net cash generated (used) by financing activities	18,834	(1,932)

Investing activities
Invested in other property and equipment	(41,036)	(37,430)
Decrease in short term investments	-	1,082,851
Net cash generated (used) by investing	(41,036)	1,045,421

Net cash inflow (outflow)	(396,441)	160,543
Cash and cash equivalents, beginning of period	4,174,145	146,065

Cash and cash equivalents, end of period	$ 3,777,704	$ 306,608

Supplemental cash flow information
Cash interest paid	$ 570	$ 740

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Shareholders' Equity (Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended	For the year ended
	March 31, 2010	December 31, 2009
Common Shares
Balance at beginning of the period	$ 51,934,360	$ 51,884,121
Issued upon exercise of stock options and warrants	34,914	-
Issued through private placement; net of issue costs	-	50,239
Balance at end of the period	51,969,274	51,934,360

Preferred Shares
Balance at beginning and end of period	3,489,000	3,489,000

Contributed Capital
Balance at beginning of the period	3,939,953	3,519,072
Opening balance adjustment upon adoption of change in accounting policy	-	(108,779)
Fair market value of options and warrants	134,380	529,660
Contributed capital transferred to shares pursuant to exercise of options and warrants	(13,978)	-
Balance at end of the period	4,060,355	3,939,953

Deficit
Balance at beginning of the period	(55,040,931)	(52,703,170)
Opening balance adjustment upon adoption of change in accounting policy	-	67,364
Net loss for the period	(1,322,472)	(2,405,125)
Balance at end of the period	(56,363,403)	(55,040,931)

Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of period	$ 3,866,161	$ 5,033,317

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

NXT ENERGY SOLUTIONS INC Notes to the Consolidated Financial Statements For the three month period ended and as at March 31, 2010 (Unaudited) (Expressed in Canadian dollars unless otherwise stated)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc ("we", "company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003.

We own a proprietary technology called Stress Field Detection ("SFD®"). SFD® is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client.  The company's ability to continue operations is dependent on attracting future customers through demonstrating the value that the company can bring to their exploration activities.

The company anticipates generating both net income and cash from operations in future years with its business model; however the occurrence and timing of this outcome cannot be predicted with certainty. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2009. These interim statements should be read in conjunction with the 2009 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. As of December 31, 2009 the company consisted of NXT Energy Solutions Inc. and two inactive subsidiaries in the United States.

In January 2010 the company opened a branch office in Colombia.

3. Accrued Liabilities

	For the three months ended	For the year ended
	March 31, 2010	December 31, 2009
Legal and accounting	$ 185,320	$ 162,752
Commission on sales	10,014	30,958
Consultant fees	6,250	25,000
Directors' fees	47,500	-
Survey costs	69,089	77,029
	$ 318,173	$ 295,739

4. Asset Retirement Obligation

	For the three months ended	For the year ended
The following table reconciles the asset retirement obligations:	March 31, 2010	December 31, 2009
Asset retirement obligation, beginning of period	$ 51,254	$ 48,997
Additions in the year	199	4,753
Accretion	798	2,900
Costs incurred	(199)	(5,396)
Asset retirement obligation, end of period	$ 52,052	$ 51,254

5. Derivative Liability

Under the FASB's fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The company's only financial instrument recorded at fair value on a recurring basis are the vested contractor stock options. We have classified these derivative financial instruments as level II where the fair value is determined by using valuation techniques that refer to observable market data. During the three months ended March 31, 2010 we recorded a credit of $65,024 in regards to the vested contractor options; this reduction in fair market value is due to the declining value of share price. Credits and expenses are included in the line item ‘Administrative’ on the company's consolidated statement of loss.

	For the three months ended	For the year ended
The following table outlines the change in the derivative liability value in the year:	March 31, 2010	December 31, 2009
Derivative liability, beginning of period	$ 183,815	$ -
Adjustment to opening balance upon adoption of change in accounting policy	-	41,415
Increase (decrease) in value	(65,024)	142,400
Derivative liability, end of period	$ 118,791	$ 183,815

6. Common Shares

The company has an unlimited number of shares authorized.

The following table provides a continuity of common shares and their value:
	Common Shares
	Shares	Amount
As at December 31, 2009	30,701,796	51,934,360
Issued on exercise of options	50,000	34,914
As at March 31, 2010	30,751,796	$ 51,969,274

Reconciliation of Earnings per Share Calculations

For the three months ended March 31, 2010
	Net Loss	Weighted Average Shares Outstanding	Per Unit
Basic and diluted	$ (1,322,472)	30,739,574	$ (0.04)

For the three months ended March 31, 2009
	Net Loss	Weighted Average Shares Outstanding	Per Unit
Basic and diluted	$ (1,047,081)	30,676,796	$ (0.03)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the periods ended March 31, 2010 and 2009 as they were antidilutive.

7. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of March 31, 2010:

Range of exercise prices in U.S. dollars	Outstanding options	Weighted average exercise price of outstanding options	Options exercisable	Weighted average exercise price of exercisable options
Under $0.50	100,000	$ 0.40	-	$ -
$0.50 - $0.99	441,741	$ 0.74	341,741	$ 0.73
$1.00 - $1.99	1,788,463	$ 1.44	1,245,463	$ 1.47
$2.00 - $3.99	77,000	$ 2.64	51,333	$ 2.64
$4.00 - $4.90	300,000	$ 4.90	200,000	$ 4.90
	2,707,204	$ 1.71	1,838,537	$ 1.74

Range of exercise prices in U.S. dollars				Weighted average remaining contractual life (years)
Under $0.50				4.0
$0.50 - $0.99				1.7
$1.00 - $1.99				2.7
$2.00 - $3.99				1.4
$4.00 - $4.90				3.0
				2.6

	For the three months ended		For the year ended
	March 31, 2010		December 31, 2009
Exercise prices in U. S. dollars	# of options	Weighted average exercise price	# of options	Weighted average exercise price
Outstanding at beginning of period	2,757,204	$ 1.68	2,270,204	$ 1.90
Granted	-	$ -	730,000	$ 1.05
Expired or forfeited	-	$ -	(243,000)	$ 1.82
Exercised	(50,000)	$ 0.40	-	$ -
Options outstanding as at end of period	2,707,204	$ 1.71	2,757,204	$ 1.68
Exercisable as at end of period	1,838,537	$ 1.74	1,594,038	$ 1.77

Unvested options outstanding as of March 31, 2010 and December 31, 2009 generally vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

On January 22, 2010 an officer of the company exercised 50,000 options at a strike price of $0.40.

Compensation Expense Associated with Grant of Options
The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

For the three months ended
March 31, 2009
Expected dividends paid per common share	Nil
Expected life (years)	3
Expected volatility in the price of common shares (%)	102%
Risk free interest rate (%)	2%
Weighted average grant date fair market value per share in U.S. dollars	$ 0.40

There were no options issued by the company in the first quarter of 2010 and no options exercised in the first quarter of 2009.  The intrinsic value of options exercised in the first quarter of 2010 was U.S. $0.77 per share.

As of March 31, 2010 and 2009 there was $678,661 and $1,037,497 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

8. Commitments and Contingencies

On March 18, 2003 we were served a Statement of Claim naming  NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract  under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

The company has an office lease until October 31, 2012 which requires minimum monthly lease payments of $31,871.

In accordance with an SFD® survey contract requirement the company has $43,877 held in a Barbados bank letter of credit account. These monies will be released back to NXT upon the financial institution receiving a letter denoting the successful completion of the contract. We anticipate having these monies unencumbered prior to the end of the second quarter of 2010.